EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Nine Month Periods Ended September 30, 2004 and 2003

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
		(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE
Average common shares outstanding	97,760	98,489	97,987	98,879

Net income	$134,069	$105,129	$418,666	$390,016

Basic earnings per share	$1.37	$1.07	$4.27	$3.94

DILUTED EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	97,760	98,489	97,987	98,879
Common stock equivalents	626	336	591	204

Adjusted weighted average diluted shares outstanding	98,386	98,825	98,578	99,083

Net income	$134,069	$105,129	$418,666	$390,016

Diluted earnings per share	$1.36	$1.06	$4.25	$3.94